Press Release

Continental AG Announces Agreement to Acquire the Automotive Electronics Business of Motorola, Inc.

- **Strategic move of a leading automotive supplier strengthens global presence and increases service and product offering for customers worldwide**
- **Integration into Continental increases growth potential and expands resources for the development of intelligent vehicle systems for safety electronics, body electronics, powertrain and telematics**

Hanover/Detroit/Schaumburg/Frankfurt am Main, April 3, 2006. Continental AG and Motorola, Inc. (NYSE: MOT) today jointly announced that the companies have entered into an agreement under which Continental, a leading automotive supplier, will acquire Motorola's automotive electronics business for approximately US$ 1 billion in cash. The transaction includes Motorola's controls, sensor, interior electronics and telematics businesses. The acquired business will be integrated into Continental's Automotive Systems Division. The transaction is expected to be completed in the first half of 2006, and is subject to customary closing and regulatory conditions.

Another milestone and perfect fit

The acquisition marks another milestone in Continental's mission to make individual mobility safer.

- It will significantly increase its product portfolio and R&D capabilities in body and sensor electronics as well as powertrain and chassis controls.
- It will double overall sales of Continental's Automotive Systems division in North America.
- It will add a completely new and exciting technology to Continental's product range: telematics.
- Telematics will further enhance Continental's position as a leader in active and passive vehicle safety. It will allow Continental to intensify and expand the integration of features that help avoid collision with features of post crash safety/emergency assistance of occupants.

"This strategic move will further strengthen our position as a safety and systems supplier to the automotive industry and will give us a real push forward in automotive electronics," said Continental's Executive Board chairman Manfred Wennemer on Monday in Frankfurt.

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“Motorola’s automotive electronics business is a perfect fit with our strategy of providing sophisticated safety systems to our customers. They are a premier telematics supplier and possess profound experience in this field. We are thus adding a successful enterprise with well-educated, highly motivated and innovative employees in a field of our business predicted to generate double digit growth in the upcoming years. This is a perfect example of our strategy to improve our sales and operating profits with organic growth as well as sound acquisitions.”

Continental is one of the leading automotive suppliers worldwide and has been constantly expanding its core competencies in vehicle dynamics, reaching EUR 13.8 billion (US$ 17.2 billion) in sales in 2005. The corporation will be integrating Motorola’s automotive electronic business of US$ 1.6 billion in annual sales into its EUR 5.2 billion (US$ 6.5 billion) Automotive Systems Division.

"We are pleased to work with Continental to transition our automotive business to an industry leader focused on bringing innovative solutions to automotive customers worldwide. Motorola is proud of the performance and leadership of our automotive electronics employees who will become a valuable addition to Continental," said Greg Brown, president of Motorola’s Networks & Enterprise business, which oversees the automotive electronics unit. “This transaction positions Motorola for continued success by further sharpening our strategic focus on communications solutions that advance our vision of Seamless Mobility.”

Since inventing the first commercially successful car radio in 1930, Motorola has been an industry leader and innovator for electronic solutions to the global automotive industry. Innovations include: the first all-electronic alternator system (1961); the first computerized electronic engine control module (1980); and the first Telematics emergency messaging system (1996).

Communications, controls, body electronics

Motorola’s automotive unit currently is a component of its Networks & Enterprise business. The unit employs nearly 4,500 employees worldwide of which approximately 80% are based in North America. Manufacturing facilities and development engineering centers include locations in North America, Japan, China, Mexico, France, U.K, and Germany.

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Major customers include General Motors, Ford, Daimler Chrysler, BMW and Cummins. The business has three major product lines focusing on electronics parts and supplies:

- Telematics (embedded wireless vehicle communications)
- Powertrain and Chassis control (steering, suspension, occupant detection electronics and stability control)
- Body Electronics (heating ventilation, air conditioning and electronics for power doors, power seats, window lift and electric mirrors)

Telematics adds new set of technologies

"The integration of Motorola's automotive unit will enhance Continental's ability to offer our customers long-term technology solutions in the areas of telematics, safety electronics, powertrain as well as interior and sensor technologies," said Dr. Karl-Thomas Neumann, President of Continental's Automotive Systems Division. "The addition of telematics allows Continental Automotive Systems to take active/passive safety to the next level of functionality and performance. It will be integrated as a new business unit into the Division Automotive Systems.

"Continental Automotive Systems has made excellent progress over the past few years in integrating Active and Passive Safety Technologies, e.g. by linking safety systems such as Electronic Stability Control (ESC) with occupant safety elements like airbags. Our new telematics capabilities not only increase the functionality of active safety performance by helping to avoid collision, they also enhance the post crash safety and emergency assistance of occupants."

Car-to-car digital communication

"The integration of telematics opens the door to embedded car-to-car digital communication and vehicle-to-infrastructure communication, taking intelligent vehicle safety to the next level. We see great potential for this new, expanded capability as the automotive industry shifts focus towards more active safety. Finally, the acquisition of laboratories and R&D centers will increase our testing and leading-edge research capabilities and will further expand our engineering resources," Dr. Neumann added. "

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Integrating Motorola's automotive electronics business also means a further step in the globalization of our product and service offer to our customers. This addition also enhances the Automotive Systems Division's position in our intelligent safety systems, hybrid electronics, powertrain and chassis controls, and body electronics categories."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of approximately 80,000.

As a worldwide leading technology partner to the automotive industry, the Automotive Systems Division of Continental AG integrates extensive know-how and uncompromising quality in the fields of driving safety, powertrain and comfort. In 2005 the Division achieved sales of approx. EUR 5.2 billion with a workforce of more than 24,000. Continental Automotive Systems is specialized on integrating active and passive driving safety, developing innovative electric drives and making available intelligent body electronics.

Motorola is known around the world for innovation and leadership in wireless and broadband communications. Inspired by our vision of Seamless Mobility, the people of Motorola are committed to helping you get and stay connected simply and seamlessly to the people, information, and entertainment that you want and need. We do this by designing and delivering "must have" products, "must do" experiences and powerful networks - along with a full complement of support services. A Fortune 100 company with global presence and impact, Motorola had sales of US $36.8 billion in 2005. For more information about our company, our people and our innovations, please visit www.Motorola.com

Statements in this press release that do not directly relate to historical facts constitute "forward-looking statements". These statements are based on current expectations and are subject to numerous risks and uncertainties, many of which are outside of both companies' control. Such forward-looking statements include, but are not limited to, statements about: (1) benefits and synergies of the proposed transaction, (2) future opportunities for the combined company and products, and (3) the expected timeline for completing the transaction. The companies caution the reader that the actual events and results may be materially different than the anticipated results described in the forward-looking statements. The factors below, as well as the factors in Motorola's 2005 Annual Report on Form 10-K and in its other SEC filings could cause these differences. These factors include: (1) the companies' ability to consummate the transaction; (2) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies from the transaction within the expected time-frames or at all; (3) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; (4) the retention of certain key employees at Continental; (5) the volatility of the international marketplace; and (6) the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule. Motorola disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future event, or otherwise."

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Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1485, Fax -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1278, Fax -1055
Email: prkonzern@conti.de

Jennifer Weyrauch
Motorola, Inc.
+1 847-435-5320
jennifer.weyrauch@motorola.com

Sue Frederick
Motorola, Inc
+1 248-790-7277
sue.frederick@motorola.com

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